EXHIBIT 11.0
Computation of Earnings per Share
The following represents the computation of earnings per share reflecting the assumption that the granted shares under the option and warrants plan which would be dilutive will be exercised.

	Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,
	2009	2008	2009	2008
Net earnings, basic and diluted	$911,898	$841,350	$2,271,537	$1,528,762

Weighted average common shares outstanding, basic	9,781,522	9,610,238	9,724,247	9,837,994
Common share equivalents relating to:
Stock options	160,211	78,703	80,317	143,690
Warrants	154,077	—	—	1,306
Restricted stock	342,345	—	334,087	—

Weighted average common shares outstanding	10,438,155	9,688,941	10,138,651	9,982,990

Net earnings per share:
Basic	$0.09	$0.09	$0.23	$0.16
Diluted	$0.09	$0.09	$0.22	$0.15

Anti-dilutive stock options and warrants not included in the diluted earnings per share computations	90,250	1,720,099	1,629,701	1,603,459
     See notes to consolidated financial statements.